The Needham Funds, Inc.
250 Park Avenue, 10th Floor
New York, New York  10177

February 3, 2022

VIA EDGAR TRANSMISSION

Michael Rosenberg
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re: The Needham Funds, Inc. (the “Company”)
 File Nos.:  033-98310 and 811-09114

Dear Mr. Rosenberg:

This letter responds to comments received, on behalf of the Company, by representatives of U.S. Bancorp Fund Services, LLC, the Company’s administrator, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on February 2, 2022, on the Company’s initial responses to the Staff’s comments on Post-Effective Amendment (“PEA”) No. 51 to its Registration Statement on Form N-1A submitted on February 1, 2022 (the “Initial Comment Response”).  PEA No. 51 was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on December 3, 2021.  The purpose of PEA No. 51 was to increase the upper range of the market capitalization of companies in whose securities the Needham Small Cap Growth Fund (the “Small Cap Fund”) may invest for purposes of its policy with respect to the investment of 80% of its net assets (pursuant to Rule 35d-1 under the Investment Company of 1940, as amended) from $5 billion to $8 billion.

On or about February 8, 2022, the Company will file a subsequent PEA under Rule 485(b) (“PEA No. 52”) to address Staff comments as discussed in the Initial Comment Response and below (which the responses below superseding any conflicting responses provided in the Initial Comment Response) and to include or complete any information or exhibits not included in PEA No. 51.

For your convenience, each comment made by the Staff has been reproduced in bold, immediately followed by the Company’s response.  Capitalized but undefined terms used herein have the meanings assigned to them in PEA 51.  The Company confirms that the responses to Staff comments, both in the Initial Comment Response and below, provided on one section of PEA No. 51 will be considered applicable to any other relevant sections of PEA No. 52, even if such application is not explicitly discussed in the responses.

PROSPECTUS
Summary Section

1. Summary Section – Principal Investment Strategies (Each Fund)

Staff Comment:  Since the investment objective for each Fund seeks “long-term, tax-efficient capital appreciation,” please provide additional disclosure on the methods used by a Fund to achieve tax-efficiency as part of its investment objective.

Response:  The following disclosure will be added to Principal Investment Objective and Strategies in each Fund’s “Summary Section”:

It is the policy of the [Fund] generally to not engage in trading for short-term gains, and the Adviser employs other measures to maximize tax efficiency to the extent consistent with the [Fund]’s’ investment strategies, including using:  (a) the specific identification method to calculate the tax basis for shares of [Fund] portfolio holdings to seek to minimize taxable gains or offset other gains; and (b) net short-term capital gains to offset [Fund] expenses which would otherwise be non-deductible by the [Fund].  In addition, during certain periods market forces may cause the Adviser, seeking to act in the best interests of the [Fund], to manage the [Fund] in a manner that may not maximize tax efficiency, such as if the [Fund] experiences extreme inflows and outflows from an unusually high volume of purchase and redemption activity, resulting in high portfolio turnover.  The Adviser strives to balance tax efficiency with the overall best interests of the [Fund].1

2. Summary Section – Principal Investment Risks (Each Fund)

Staff Comment:  Please provide a tax-efficiency risk factor.

Response:  The following disclosure will be added to Principal Investment Objective and Strategies in each Fund’s “Summary Section”::

Tax-Efficiency Management Risks.  Because the Adviser balances investment considerations and tax-efficiency considerations, the pretax performance of the [Fund] may be lower than the performance of similar funds that are not managed for tax-efficiency.  Even though tax-efficient strategies are being used, they may not actually reduce the amount of taxable income and capital gains distributed by the [Fund] to shareholders.  For example, at times a high percentage of the [Fund]’s net asset value may consist of unrealized capital gains, which represent a potential future tax liability to shareholders, or during certain periods market forces may cause the Adviser, seeking to act in the best interests of the [Fund], to manage the [Fund] in a manner that may not maximize tax efficiency.

3. Summary Section – Small Cap Fund – Principal Investment Strategies

Staff Comment:  Please add disclosure that the Fund may not achieve its investment objective if it does not invest in accordance with its 80% Policy.

Response:   The requested disclosure will be added.  Please see the response to the comment immediately below (the requested language is the last sentence of the proposed revised disclosure).

4. Summary Section – Small Cap Fund – Principal Investment Strategies

Staff Comment:  The Staff notes that the first sentence of the first paragraph states that the Fund may not make investments in companies whose market capitalization at the time of initial investment exceeds $8 billion, but the second sentence states that the Fund may make additional investments if the company’s market capitalization exceeds $8 billion.  Please revise the disclosure to prohibit additional investments into a company whose market capitalization exceeds $8 billion.

Response:  The following paragraph will replace the referenced first paragraph:

Under normal conditions, the Small Cap Growth Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the equity securities (principally, common stock) of domestic issuers listed on a nationally recognized securities exchange that, at the time of investment by the Small Cap Growth Fund, have market capitalizations not exceeding $8 billion (the “80% Policy”).  For purposes of the 80% Policy, the Small Cap Growth Fund may continue to hold securities of an issuer if, after the time of the Small Cap Growth Fund’s investment, the issuer’s market capitalization exceeds $8 billion.  Although there is no minimum limitation, the market capitalization of issuers in which the Small Cap Growth Fund may invest will, at the time of investment by the Small Cap Growth Fund, typically have a market capitalization at least as large as that of the company included in the Russell 2000® Index with the smallest market capitalization, which as of May 7, 2021 was $257 million.  Although the Adviser will seek to invest the Small Cap Growth Fund’s assets in accordance with its 80% Policy, during certain periods, which may be prolonged periods of time, market conditions, the availability of attractive investment opportunities that the Adviser believes are appropriate investments for the Small Cap Growth Fund and/or high levels of new investments into the Small Cap Growth Fund can lead to periods of higher cash levels that cause the Small Cap Growth Fund’s investments to be constituted of less than 80% of its net assets in accordance with the 80% Policy.  During such periods, the Small Cap Growth Fund may not achieve its investment objective.

[1]
Consistent with the third paragraph of the response to comment no. 10 in the Initial Comment Response, the last sentence will be replaced with:  “The Small Cap Growth Fund strives to balance tax efficiency with the inherent volatility in rapid growth markets and industries.”

* * * * *

If you have any questions regarding the responses to these comments, please do not hesitate to contact Edward Paz at U.S. Bancorp Fund Services, LLC at 414-765-5366.

Sincerely,

/s/ James W. Giangrasso
James W. Giangrasso
Chief Financial Officer, Treasurer and Secretary, The Needham Funds, Inc.

cc:	Edward L. Paz, U.S. Bancorp Fund Services, LLC Robert Spiro, Proskauer Rose LLP